Exhibit 23

Independent Auditors' Consent

Employee Benefit Committee Sauer-Danfoss
    LaSalle Factory Employee Savings Plan:

We consent to incorporation by reference in the Registration Statement No. 333-93745 on Form S-8 of Sauer-Danfoss Inc. of our report dated June 17, 2003, relating to the statements of net assets available for benefits of the Sauer-Danfoss LaSalle Factory Employee Savings Plan as of December 31, 2002 and 2001, the related statements of changes in net assets available for benefits for the years then ended, and the related supplementary schedule of assets held for investment purposes at December 31, 2002 which appears in the December 31, 2002 Annual Report on Form 11-K of the Sauer-Danfoss LaSalle Factory Employee Savings Plan.

KPMG LLP

Des Moines, Iowa
June 26, 2003